U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Mandelbaum                           Frank
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   (Last)                           (First)             (Middle)

                            246 Crossways Park West
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                                    (Street)

Woodbury                            New York             11797
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                            Intelli-Check, Inc. (IDN)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

                      October 25, 2002 & October 28, 2002
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

Title if applicable:   Chairman & Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A)         Amount of     ship
                                                    3.           or Disposed of (D)              Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount        or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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


Common Stock, $.01 par value          10/25/02*      S              1,000         D      $3.45

                                      10/25/02*      S                500         D      $3.40

                                      10/28/02*      S                500         D      $3.65

                                      10/28/02*      S                500         D      $3.60
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                                                                                                   531,300        D
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                                                                                                    24,900        I**


===================================================================================================================================
 *These sales were made by Prudential Securities Incorporated as Pledgee of Mr. Mandelbaum's shares.
**These shares are owned by Mr. Mandelbaum's spouse.  Mr. Mandelbaum disclaims beneficial ownership of these shares.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ----------    Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code  V  A       D     cisable  Date     Title     Shares  5)       4)        4)       4)
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

Rights+                     10/25/02 &  D
                            10/28/02                   250
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Option                                                                           Common
(Right to Buy)      $12.10  02/01/02    A      350,000        **       02/01/07  Stock   350,000
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                                                                                 Common
Rights*             $8.50   12/13/01    A        2,490        Current  04/04/03  Stock     2,490
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Option                                                                           Common
(Right to Buy)      $3.00               A       25,000        01/01/02 01/01/05  Stock    25,000
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                                                                                 Common
Rights              $8.50   12/13/01    A       58,000        Current  04/04/03  Stock    58,000
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                                                                                 Common
Rights              $8.50   10/05/01    A       44,700++      Current  04/04/03  Stock    44,700++
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Option                                                                           Common
(Right to Buy)      $3.00               A       25,000        01/01/01 01/01/05  Stock    25,000
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Option                                                                           Common
(Right to Buy)      $3.00               A       25,000        01/01/00 01/01/05  Stock    25,000
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Option                                                                           Common
(Right to Buy)      $3.00               A       50,000        Current  09/04/03  Stock    50,000
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Option                                                                           Common
(Right to Buy)      $3.00               A      375,000        Current  07/15/04  Stock   375,000

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                                                                                                            2,490* I
                                                                                                          952,700  D
===================================================================================================================================

Explanation  of  Responses:

*    These  right  attach  the  shares  owned  by  Mr.  Mandelbaum's spouse. Mr.
     Mandelbaum disclaims beneficial ownership of these rights and the shares underlying them upon a transfer of shares to which the rights are no longer exercisable.

**   Of  these options, 125,000 which were granted pursuant to the Issuer's 2001
     Stock Option Plan are immediately exercisable. Of the remaining 225,000 options, which are non-plan options, an additional 75,000 options will become exercisable on December 31 of each of the 2002, 2003 and 2004.

***  Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See  18  U.S.C.  1001  and  15  U.S.C.  78ff(a).



                               By:  /s/ Frank Mandelbaum                      Oct. 29, 2002
                                    --------------------------------         ---------------
                                    ***Signature of Reporting Person              Date
                                    Frank Mandelbaum

+The disposal of these rights was due to sales of shares by prudential Securities Incorporated as Pledgee of Mr. Mandelbaum's shares.

++The deduction of 200 Rights due to sales on September 17 and September 18 were inadvertently omitted.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.